Filed Pursuant to Rule 433
Registration Statement No. 333-152922
August 13, 2008

Term Sheet

TCF CAPITAL I
4,000,000 Capital Securities
10.75% CAPITAL SECURITIES, SERIES I

Issuer:	TCF Capital I (the “Trust”), a Delaware statutory trust, the sole assets of which will be junior subordinated notes issued by TCF Financial Corporation, a Delaware corporation (“TCF”).

Guarantor:	TCF Financial Corporation

Securities Issued to the Public:	10.75% Capital Securities, Series I (the “Capital Securities”)

Legal Format:	SEC registered

Aggregate Liquidation Amount:	$100,000,000 aggregate liquidation amount (or $115,000,000 aggregate liquidation amount if the underwriters exercise their option to purchase additional Capital Securities in full)

Liquidation Amount:	$25 per Capital Security

Over-allotment Option:	600,000 Capital Securities

Coupon:	Distributions will accrue from August 19, 2008 at the annual rate of 10.75%, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning November 15, 2008.

CUSIP/ISIN:	872273206/US8722732067

Ratings:	Moody’s Investors Service: A3 (Stable) Standard & Poor’s: BBB- (Negative) Fitch: BBB+ (Negative)

Settlement Date:	August 19, 2008 (T+4)

Maturity Date:	August 15, 2068

Interest Payment Dates for the Junior Subordinated Notes:	Payable quarterly on February 15, May 15, August 15 and November 15 of each year, beginning November 15, 2008.

Day Count Convention:	The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

Redemption at Par:	At any time on or after August 15, 2013, in whole or in part, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption.

Redemption for Capital Treatment Event or Tax Event:

At any time prior to August 15, 2013, in whole but not in part, within 90 days after the occurrence of a “capital treatment event” or a “tax event,” as defined in the preliminary prospectus supplement, at a redemption price equal to 100% of the principal amount of the junior subordinated notes being redeemed, plus any accrued and unpaid interest to the date of redemption.

Redemption for Rating Agency Event:

At any time prior to August 15, 2013, in whole but not in part, within 90 days after the occurrence of a “rating agency event,” as defined in the preliminary prospectus supplement, at a redemption price equal to the greater of (x) 100% of the principal amount of the junior subordinated notes being redeemed and (y) the make-whole amount (using a discount rate equal to the treasury rate plus 0.50%), in each case plus any accrued and unpaid interest to the date of redemption.

Deferral Provision:

The Trust will defer payments on the Capital Securities if TCF defers payments on the junior subordinated notes. Payments may be deferred for one or more consecutive interest periods that do not exceed 5 years without TCF being subject to its obligations under the “alternative payment mechanism” or “APM” (as described in the preliminary prospectus supplement) and for one or more consecutive interest periods that do not exceed a total of 10 years without giving rise to an event of default and acceleration under the terms of the junior subordinated notes or the Capital Securities. No interest deferral may extend beyond the Maturity Date or the earlier repayment in full or redemption in full of the junior subordinated notes. Any deferred payments will accrue additional interest at the then applicable interest rate, compounded on each Interest Payment Date.

Share Cap Amount:	66 million shares of TCF’s common stock.

Public Offering Price:	$25.0000 per Capital Security

Underwriting Commissions:	$0.7875 per Capital Security

Net Proceeds to Issuer:	$95,850,000 (or $110,377,500 if the underwriters exercise their option to purchase additional Capital Securities in full), after deducting underwriting commissions and estimated offering expenses.

Use of Proceeds:

All proceeds from the sale of the Capital Securities and common securities will be used by the Trust to purchase the junior subordinated notes. TCF expects to use the net proceeds from the sale of the junior subordinated notes for general corporate purposes.

Listing:	NYSE

Sole Bookrunner:	RBC Capital Markets

Co- Lead Manager:	Stifel Nicolaus

Co-Managers:	Howe Barnes Hoefer & Arnett

Sterne Agee

Underwriting:

Capital securities may be sold to executive officers and directors of TCF at the public offering price. The number of capital securities available for sale to the public in the offering will be reduced to the extent securities are sold to executive officers or directors of TCF.

The issuer has filed a registration statement (including a prospectus as supplemented by a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling collect 612-373-1758.

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